

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

June 11, 2018

<u>Via E-Mail</u>
Adam Berk
Chief Executive Officer
Stem Holdings, Inc.
7777 Glades Road, Suite 203
Boca Raton, FL 33434

> **Re: Stem Holdings, Inc.**
> **Form PRE 14C**
> **Filed June 1, 2018**
> **File No. 000-55751**

Dear Mr. Berk:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>General</u>

1.   Please explain to us how you obtained the majority shareholder vote in favor of your proposal. Discuss how you solicited their votes and tell us why you were not required to solicit the votes of such shareholders with a proxy statement on Schedule 14A. Please also tell us if the amendment to the Company's Articles of Incorporation is already in effect or when you intend for the amendment to be in effect.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Robert L. B. Diener, Esq.
        Law Offices of Robert Diener